EXHIBIT 99.1

Student Transportation Reports Fiscal 2012 Third Quarter Results

Strong Momentum Continues Into Second Half of Fiscal 2012

BARRIE, Ontario, May 9, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI or the "Company") (TSX:STB) (Nasdaq:STB) today reported financial results for the third quarter of fiscal year 2012 ended March 31, 2012. All financial results are reported in U.S. dollars except as otherwise noted.

"We are very pleased with the operating results for the third quarter of fiscal year 2012 as the strong momentum established earlier in the year continues into the second half of the current fiscal year," said Denis J. Gallagher, Chairman and Chief Executive Officer. "Revenues and EBITDA* increased 24.6% and 31.5%, respectively, with EBITDA* margin increasing to 22.5% compared to 21.3% achieved for the third quarter of last year. Net income for the third quarter of fiscal 2012 nearly doubled compared to last year, as the non-cash, non-operational adjustments impacting the results for the first half of fiscal 2012 lessened to some degree in the third quarter of fiscal 2012."

Third quarter revenue increased $22.3 million to $113.3 million, from $91.0 million and EBITDA* improved $6.1 million to $25.5 million, from $19.4 million for the comparable period last year. Net income for the third quarter of fiscal year 2012 increased to $3.0 million or $0.05 per common share compared to net income of $1.6 million or $0.03 per common share for the third quarter of fiscal year 2011.

"The additional revenues and cash flows from the six acquisitions closed and integrated in the first half of the fiscal year and the nine new bid contracts won for fiscal 2012, along with the recovery of approximately $1.2 million in continued revenue deferrals at the end of the third quarter should continue the positive momentum through the end of the fourth quarter of fiscal 2012," continued Gallagher. "And we are off to a great start to maintain that positive momentum for fiscal 2013."

During March 2012, the Company completed an offering of common shares raising $79.6 million in net proceeds after underwriting fees and expenses. The net proceeds were used entirely to pay down revolver borrowings on the Company's credit agreement. At March 31, 2012, the Company had approximately $116 million in borrowing availability under the credit agreement.

"Our March equity offering was well supported by investors in both Canada and the US. With the repayment on the credit agreement from the equity offering, which re-loads the borrowing availability under the credit agreement, we can continue to take advantage of good growth opportunities as they come along. We have won six new bid contracts, two in Ontario, two in Connecticut and two in New Hampshire, for 2013 as announced towards the end of March, and secured another eight contracts in Texas and Washington that National Express was required to divest by the U.S. Department of Justice in connection with its purchase of Petermann Partners," concluded Gallagher. "We continue to review some final bid opportunities for next year, along with several nice acquisitions that would tuck into our current regional structure. Such opportunities, secured and pending, continue to demonstrate the growth potential in school transportation and the markets we operate in. We will continue our disciplined approach to such growth opportunities to maintain the benefits of our long term contracted business plan."

Reconciliation of Net Income and EBITDA*

	Year over Year - Q3		Year over Year
(Amounts in 000's)	Three Months Ended		Nine Months Ended
	3/31/12	3/31/11	3/31/12	3/31/11

Net income (loss)	$ 3,035	$ 1,559	$ (6,957)	$ (481)

Add back:
Income tax expense (benefit)	1,482	945	(3,399)	(664)
Foreign currency gain	(262)	(407)	(1,110)	(1,165)
Other expense, net	1,084	778	1,190	1,367
Non-cash loss on 6.25% Convertible
Debentures conversion feature	798	--	1,853	--
Unrealized re-measurement (gain) loss on
6.25% Convertible Debentures	(1,100)	--	1,834	--
Unrealized (gain) loss on forward contracts	(27)	(935)	1,494	(3,286)
Non-cash stock compensation	520	401	3,619	2,548
Interest expense	3,877	4,077	11,828	10,522
Amortization expense	1,044	865	2,705	2,499
Depreciation and depletion expense	11,564	9,587	25,565	21,566
Operating lease expense	3,519	2,551	8,196	5,938
EBITDA *	$ 25,534	$ 19,421	$ 46,818	$ 38,844

Student Transportation's interim financial statements, notes to financial statements and management's discussion and analysis are available at www.sedar.com or at the Company's investor website at www.rideSTBus.com.

Conference Call & Live Webcast

Management will host a conference call and live audio webcast to discuss STI's results for the third quarter of fiscal year 2012 at 11 a.m. (ET) on Thursday, May 10, 2012. The call may be accessed by dialing 1-877-561-2750. To access the webcast and phone replay for up to 30 days, please visit www.rideSTBus.com for the webcast or dial 1-855-859-2056 and enter passcode 73312637.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 8,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

* Non-GAAP Measures

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com